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14049586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31907

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 0 2014 REGISTRATIONS BRANCH 05

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visun Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8840 N. Lodgewood Road
(No. and Street)

River Hills (City) WI (State) 53217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik (262) 879-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 0 2014 REGISTRATIONS BRANCH 02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

02 3/27/14

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me Feb 24, 2014
Milwaukee, WI

DARLENE SEIDNER NOTARY PUBLIC STATE OF WISCONSIN

Vish R. Naik
Signature

President
Title

Darlene Seidner
Notary Public
Expires 10 - 4 - 15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISUN SECURITIES CORPORATION

FINANCIAL STATMENTS

YEAR ENDED DECEMBER 31, 2013

Visun Securities Corporation

Table of Contents

Year Ended December 31, 2013

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
WENDY L. HANSON
JEFFERY J. OTTO

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
Visun Securities Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Visun Securities Corporation (a Wisconsin corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Phone: (262) 548-0444 **Fax: (262) 548-0935** **Web Page: www.wbcosc.com** **Email: edw@wbcosc.com**

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the accompanying computation of net capital and aggregate indebtedness schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the accompanying computation of net capital and aggregate indebtedness schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Wolkowicz, Boghosian & Co. S.C.

Waukesha, Wisconsin
February 22, 2014

Visun Securities Corporation
Statement of Financial Condition
December 31, 2013

Assets

	2013
Current Assets	
Cash	$ 3,802
Accounts Receivable	2,228
Investments	13,336
Total Current Assets	19,366
Property and Equipment	
Computer equipment	2,839
Furniture and fixtures	3,036
Total Property and Equipment	5,875
Less: accumulated deprecation	(5,925)
Net Property and Equipment	(50)
Other Assets	
Customer list	50
Total Other Assets	50
Total Assets	$ 19,366

Liabilities and Stockholder's Equity

Current Liabilities	
Payroll taxes payable	$ 943
Total Current Liabilities	943
Total Liabilities	943
Stockholder's Equity	
Common stock	10,000
Retained earnings	6,629
Accumulated other comprehensive income	1,794
Total Stockholder's Equity	18,423
Total Liabilities and Stockholder's Equity	$ 19,366

See notes to financial statements.

Visun Securities Coporation
Statement of Operations and Comprehensive Income
Year Ended December 31, 2013

		2013
Revenue		
Commissions	$	69,558
Expenses		
Amortization		100
Automobile		489
Bank charges		11
Commissions		5,155
Depreciation		334
Dues and subscriptions		995
Licenses and registration		4,437
Office supplies		291
Payroll		49,000
Payroll taxes		3,470
Professional fees		5,363
Repairs and maintenance		126
Telephone		762
Total Expenses		70,533
Net Loss from Operations		(975)
Other Income (Expense)		
Investment income		343
Gain on sale of investment securities		(139)
Total Other Income (Expense)		204
Net Loss		(771)
Other Comprehensive Income		
Unrealized gain on investment securities		1,206
Other Comprehensive Income		1,206
Comprehensive Income	$	435

See notes to financial statements.

Visun Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2012	$ 10,000	$ 588	$ 7,400	$ 17,988
Unrealized gain on investments	-	1,206	-	1,206
Net loss	-	-	(771)	(771)
Balance, December 31, 2013	$ 10,000	$ 1,794	$ 6,629	$ 18,423

See notes to financial statements.

Visun Securities Corporation
Statement of Cash Flows
Year Ended December 31, 2013

	2013
Cash Flows from Operating Activities	
Net loss	$ (771)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation and amortization	434
Loss on sale of investments	139
Changes in operating assets and liabilities:	
Accounts receivable	(2,228)
Accounts payable	(1,000)
Payroll taxes payable	(401)
Net Cash Used in Operating Activities	(3,827)
Cash Flows from Investing Activities	
Purchase of investments	(12,440)
Proceeds from the sale of assets	12,096
Net Cash Used in Investing Activities	(344)
Net Decrease in Cash	(4,171)
Cash and cash equivalents - Beginning of year	7,973
Cash and cash equivalents - End of year	$ 3,802

Supplementary Disclosures of Cash Flow Information

Cash paid during the period for	
Interest	$ -
Taxes	$ -

See notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 11, 1983. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of mutual funds and annuities.

Income Taxes

As of December 31, 2013, the Company recorded no provision for income taxes as there is a loss carry forward. There were no significant differences between financial and tax reporting.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2010. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2009.

Investments

Investments are generally recorded at fair value and are composed of debt and equity securities. Investment income or loss is included in the statement of income. Unrealized gains or losses are included in accumulated other comprehensive income.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method over various estimated useful lives between five and ten years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Investments

Investments are recorded at fair market value as follows:

As of December 31, 2013	Cost Value	Fair Market Value	Unrealized Gain
Equity securities:			
Large value	$ 12,130	$ 13,336	$ 1,206
Total	$ 12,130	$ 13,336	$ 1,206

Income (loss) on investment securities is summarized as follows:

	2013
Dividend income	$ 343
Net realized losses	(139)
Net unrealized gain	1,206
Total	$ 1,067

Note 3 - Fair Value Measurements

The following table presents information relating to the fair value measurements for assets that are measured at fair value on a recurring basis at December 31, 2013:

	Fair Market Value Measurements at Reporting Date Using:	
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)
As of December 31, 2013		
Equity securities:		
Large value	$ 222,832	$ 222,832
Total	$ 222,832	$ 222,832

ote 3 - Fair Value Measurements - Continued

FASB ASC 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were used only when Level 1 or Level 2 inputs were not available. The Company had no investments qualifying under Levels 2 or 3.

Level 1 Fair Value Measurements

The fair value of money market funds and common stock are based on quoted net asset values of the shares held by the Company at year-end.

ote 4 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's net capital and required net capital were $14,195 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 6.64%.

ote 5 - Common Stock

As of December 31, 2013, common stock consisted of 10,000 authorized, 10,000 issued and outstanding, no par value shares.

ote 6 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended December 31, 2013 through February 22, 2014, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Visun Securities Corporation
Computation of Net Capital and Aggregate Indebtedness
Year Ended December 31, 2013

		2013
Net Capital Computation		
Stockholder's equity at year end	$	18,423
Deductions:		
Nonallowable assets:		
Accounts receivable		(2,228)
Haircuts on securities		(2,000)
Net Capital	$	14,195
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	63
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	943
Aggregate Indebtedness	$	943
Percentage of Aggregate Indebtedness to Net Capital		6.64%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	14,195
Net changes per audit		-
Net Capital	$	14,195